United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* First Quarter 2011 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: April 27, 2011

IR Contact Information: ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, April 27, 2011	www.gruma.com

FIRST-QUARTER 2011 RESULTS

HIGHLIGHTS

1Q11 VS. 1Q10

  Sales volume increased 5% due to higher volumes in all subsidiaries, especially in Gruma Corporation and Gruma Venezuela.

  Net sales rose 7% driven by increases across all subsidiaries, in particular Gruma Venezuela, GIMSA, and Gruma Corporation.

  EBITDA grew 7% due principally to GIMSA, and EBITDA margin was flat at 8.8%.

  Majority net income increased significantly to Ps.4,093 million from Ps.257 million as a result of the gain on the sale of GRUMA's stake in GFNorte during February 2011.

  Debt decreased US$706 million or 47% as of March 2011 versus December 2010, and by US$882 million, or 53% versus March 2010.

Consolidated Financial Highlights
 (Ps millions)

	1Q11	1Q10	VAR (%)
Volume (thousand metric tons)	1,150	1,097	5
Net sales	11,921	11,155	7
Operating income	678	599	13
Operating margin	5.7%	5.4%	30 bp
EBITDA	1,044	977	7
EBITDA margin	8.8%	8.8%	0 bp
Majority net income	4,093	257	N.A.

Debt
 (US$ millions)

Mar'11	Mar'10	Var	Dec'10	Var
785	1,667	(53)%	1,491	(47)%

CONSOLIDATED RESULTS OF OPERATIONS
1Q11 vs. 1Q10

Sales volume increased 5% to 1,150 thousand tons due to higher volumes in all subsidiaries, especially in Gruma Corporation and Gruma Venezuela.

Net sales rose 7% to Ps.11,921 million, driven by increases across all subsidiaries, in particular Gruma Venezuela, GIMSA, and Gruma Corporation. Sales from non-Mexican operations constituted 64% of consolidated net sales.

Cost of sales as a percentage of net sales grew to 68.4% from 67.4%, occasioned largely by Gruma Corporation and Gruma Venezuela. In absolute terms, cost of sales rose 8% to Ps.8,158 million because of the described sales volume growth and higher raw-material costs.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 25.9% from 26.9%, coming from better absorption at all subsidiaries, and most importantly from Gruma Corporation, Gruma Venezuela, and GIMSA. In absolute terms, SG&A increased 3%, to Ps.3,084 million, due primarily to Gruma Venezuela and Gruma Corporation.
Other expense, net, was Ps.1 million, Ps.27 million less due particularly to lower expenses related to the negotiation process of the expropriation of our operations in Venezuela.

Operating income increased 13%, to Ps.678 million, and operating margin improved to 5.7% from 5.4%.
Comprehensive financing cost, net, was Ps.143 million versus Ps.176 million, a decrease of Ps.34 million, resulting mainly from lower net financial expenses.

GRUMA's share of net income in unconsolidated associated companies (primarily Banorte) totaled Ps.4,709 million, Ps.4,582 million more due to the gain on the sale of GRUMA's stake in GFNorte during February 2011.

Taxes  amounted to Ps.1,051 million, Ps.835 million more in connection with non-cash taxes related to the gain on the sale of GRUMA's stake in GFNorte during February 2011.

GRUMA's total net income was Ps.4,194 million, versus a net income of Ps.333 million. GRUMA's majority net income was Ps.4,093 million, compared with majority net income of Ps.257 million. The improvement resulted from higher operating income and from the gain on the sale of GRUMA's stake in GFNorte during February 2011.

FINANCIAL POSITION
March 2011 vs. December 2010

Balance-Sheet Highlights	Total assets were Ps.34,634 million, a decrease of 11%, driven mainly by the sale of GRUMA's stake in GFNorte.

Total liabilities were Ps.19,703 million, 30% lower, derived from debt reduction and, to a lesser extent, the appreciation of the peso during the quarter.

Stockholders' equity totaled Ps.14,931 million, compared with Ps.10,685 million, reflecting the gain on the sale of GRUMA's stake in GFNorte.
Debt Profile	GRUMA's debt amounted to US$785 million, of which approximately 57% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020...	Total
7.75% Perpetual Bond										300	300
Bancomext Facility		7.1	35.3	49.5	28.3	28.3	35.3	56.5	42.4		282.7
Gruma Corp's Revolving Facility	70										70
Other	126.5	2.8	2.4	0.4	0.1						132.2
TOTAL	196.5	9.8	37.8	49.9	28.4	28.3	35.3	56.5	42.4	300	784.9

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$21 million during 1Q11. The largest investments were applied to capacity expansions and upgrades in Europe and the United States. We also terminated a sale lease-back of one of the wheat flour plants in Mexico.

SUBSIDIARY RESULTS OF OPERATIONS
1Q11 vs. 1Q10

Gruma Corporation

Sales volume increased 8% due mainly to (1) the acquisition in April 2010 of the leading producer of corn grits in Ukraine; and, to a lesser extent, (2) higher corn flour sales in the U.S. due to customers switching from competitors thanks to the higher quality of our products.

Net sales grew 5% to Ps.5,232 million, driven by volume growth.

Cost of sales as a percentage of net sales increased to 62.9% from 60.2% driven largely by higher raw-material costs, which were not fully reflected in our prices throughout the quarter. The company implemented price increases in the U.S. and Europe during February and March, respectively. In absolute terms, cost of sales increased 10% to Ps.3,291 million due mainly to the aforementioned volume growth and the cost increases.

SG&A as a percentage of net sales improved to 32.5% from 33.1% as a result of better expense absorption. In absolute terms, SG&A increased 3% to Ps.1,700 million due to higher selling commissions in connection with higher net sales and higher freight tariffs.

Operating income as a percentage of net sales was 5.5% versus 6.7%. In absolute terms, operating income declined 14% to Ps.287 million as a result of higher cost of sales.

GIMSA

Sales volume increased 1% to 473 thousand metric tons due to the build-up of inventories by some costumers in anticipation of price increases implemented by the company towards the end of 1Q11.

Net sales rose 8% to Ps.3,174 million resulting from price increases related to higher corn costs, which were implemented during November 2010. To a lesser extent, net sales benefited from the sales volume growth.

Cost of sales as a percentage of net sales improved to 70.6% from 73.8% in connection with higher prices and better absorption of costs as a result of both higher prices and volume growth. In absolute terms, cost of sales rose 4% to Ps.2,241 million due to higher corn and wheat costs and the increase in sales volume.

SG&A as a percentage of net sales improved to 16.0% from 16.9% due to better absorption in connection with the aforementioned increase in net sales. In absolute terms, SG&A grew 3% to Ps.508 million, resulting mainly from the continued strengthening of several customer-service programs, higher intercompany shipments, and a change in the sales mix favoring snack producers, as for transactions with these customers we usually pay freight expenses.

Operating income as a percentage of net sales improved to 13.1% from 9.2% and, in absolute terms, rose 55% to Ps.417 million.

For additional information, please see GIMSA ''First-Quarter 2011 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume increased 9% resulting from production and distribution efficiencies at some of our facilities, which allowed us to increase supply.

Net sales increased 32% to Ps.1,440 million, due primarily to higher prices and the abovementioned sales volume growth.

Cost of sales as a percentage of net sales increased to 77.2% from 71.0%, mainly because of (1) higher raw-material costs, especially for wheat and corn, which have not been fully absorbed through price increases; and, (2) higher manufacturing expenses due principally to salary increases and larger benefits for manufacturing employees arising from collective bargaining agreements entered into over the past year at some plants. In absolute terms, cost of sales increased 43% for the reasons just described, coupled with the rise in sales volume.

SG&A as a percentage of net sales improved to 20.4% from 22.5% in connection with better expense absorption as SG&A increased at a lower rate than net sales. In absolute terms, SG&A grew 19% resulting primarily from (1) higher freight expenses due to increased tariffs and the aforementioned higher sales volume; and (2) increases in salary and benefits to administrative employees to keep pace with inflation.

Operating loss was Ps.35 million versus operating income of Ps.65 million. Operating margin was 2.4% from 5.9%.

Molinera de Mexico

Sales volume grew 6% due especially to the recovery of some clients because our competitors were less aggressive in pricing, and to higher sales to tortilla shops thanks to our ongoing programs for better customer service and expanded coverage.

Net sales rose 12%, to Ps.1,073 million, as a result of the aforementioned sales volume growth and price increases implemented throughout the past several months to reflect higher wheat prices.

Cost of sales as a percentage of net sales improved to 81.2% from 83.0% due to better pricing and demand for byproducts, in connection with the lower availability of corn for animal feed in the country. Also, margins improved due to a change in the sales mix as a result of the reduced sales volume of low-margin product. In absolute terms, cost of sales increased 9% in connection with the aforementioned volume growth and higher cost of wheat.

SG&A as a percentage of net sales improved to 14.7% from 15.0% due to better expense absorption. In absolute terms, SG&A rose 9% due especially to (1) the sales volume growth, (2) increased freight expense in connection with volume growth, and (3) our ongoing programs to improve customer service and expand market coverage oriented to bakeries and tortilla shops.

Operating income improved 127% to Ps.45 million and operating margin rose to 4.2% from 2.1%.

Gruma Centroamerica

Sales volume grew 10% mainly as a result of higher corn flour sales due to market-share gains in connection with the strengthening of customer loyalty programs, more competitive prices, better customer service, and the launch of smaller package presentations that have been attractive to consumers.

Net sales rose 6% to Ps.683 million resulting from the above-mentioned sales-volume growth. Net sales grew at a lower rate than volume because of price reductions, especially in the corn flour business, oriented to address increased competition.

Cost of sales as a percentage of net sales increased to 77.0% from 73.7% in connection with higher cost of corn, which was not fully reflected in the corn flour prices, coupled with higher energy costs. In absolute terms, cost of sales increased 11% due mainly to the aforementioned volume growth and the abovementioned increases in some cost components.

SG&A as a percentage of net sales improved to 29.0% from 30.7% due to better expense absorption. In absolute terms, SG&A was flat.

Operating loss was Ps.41 million, which compares to a loss of Ps.28 million.

Other Subsidiaries and Eliminations	Operating loss was Ps.65 million compared with an operating loss of Ps.59 million.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 95 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS BY SUBSIDIARY

		QUARTERS				
		1Q11	1Q10	VAR (%)	4Q10	VAR (%)
GRUMA CORPORATION	SALES VOLUME (thousand metric tons)	**351**	326	8	346	2
Corn flour, tortillas, and other	NET SALES	**5,232**	4,990	5	5,016	4
	GROSS PROFIT	**1,941**	1,985	(2)	1,926	1
	Gross Margin	**37.1%**	39.8%		38.4%	
	OPERATING INCOME	**287**	333	(14)	324	(11)
	Operating Margin	**5.5%**	6.7%		6.4%	
	EBITDA	**476**	526	(9)	501	(5)
	EBITDA Margin	**9.1%**	10.5%		10.0%	
GIMSA	SALES VOLUME (thousand metric tons)	**473**	470	1	487	(3)
Corn flour, tortillas, and other	NET SALES	**3,174**	2,928	8	3,081	3
	GROSS PROFIT	**417**	768	(46)	895	(53)
	Gross Margin	**13.1%**	26.2%		29.1%	
	OPERATING INCOME	**417**	268	55	339	23
	Operating Margin	**13.1%**	9.2%		11.0%	
	EBITDA	**508**	361	41	429	18
	EBITDA Margin	**16.0%**	12.3%		13.9%	
GRUMA VENEZUELA	SALES VOLUME (thousand metric tons)	**134**	123	9	120	12
Corn flour, wheat flour, and other	NET SALES	**1,440**	1,092	32	1,421	1
	GROSS PROFIT	**328**	317	4	282	17
	Gross Margin	**22.8%**	29.0%		19.8%	
	OPERATING INCOME	**35**	65	(46)	(146)	124
	Operating Margin	**2.4%**	5.9%		(10.3%)	
	EBITDA	**63**	88	(28)	(117)	154
	EBITDA Margin	**4.4%**	8.0%		(8.2%)	
MOLINERA DE MÉXICO	SALES VOLUME (thousand metric tons)	**143**	135	6	141	1
Wheat flour	NET SALES	**1,073**	962	12	1,138	(6)
	GROSS PROFIT	**202**	164	24	206	(2)
	Gross Margin	**18.8%**	17.0%		18.1%	
	OPERATING INCOME	**45**	20	127	42	7
	Operating Margin	**4.2%**	2.1%		3.7%	
	EBITDA	**59**	34	73	56	5
	EBITDA Margin	**5.5%**	3.6%		4.9%	
GRUMA CENTROAMÉRICA	SALES VOLUME (thousand metric tons)	**53**	48	10	53	0
Corn flour and other	NET SALES	**683**	643	6	739	(8)
	GROSS PROFIT	**157**	170	(7)	206	(24)
	Gross Margin	**23.0%**	26.3%		27.9%	
	OPERATING INCOME	**(41)**	(28)	(45)	10	(496)
	Operating Margin	**(6.0%)**	(4.4%)		1.4%	
	EBITDA	**(19)**	(6)	(221)	31	(163)
	EBITDA Margin	**(2.8%)**	(0.9%)		4.1%	
OTHER SUBSIDIARIES & ELIMINATIONS	SALES VOLUME (thousand metric tons)	**(5)**	(4)	(16)	(3)	(50)
	NET SALES	**319**	540	(41)	386	(17)
	GROSS PROFIT	**717**	227	216	224	220
	Gross Margin	**224.8%**	42.0%		58.0%	
	OPERATING INCOME	**(65)**	(59)	(10)	(184)	65
	Operating Margin	**(20.4%)**	(10.9%)		(47.7%)	
	EBITDA	**(42)**	(26)	(62)	(158)	73
	EBITDA Margin	**(13.2%)**	(4.8%)		(40.9%)	
CONSOLIDATED	SALES VOLUME (thousand metric tons)	**1,150**	1,097	5	1,144	1
	NET SALES	**11,921**	11,155	7	11,782	1
	GROSS PROFIT	**3,763**	3,631	4	3,738	1
	Gross Margin	**31.6%**	32.6%		31.7%	
	OPERATING INCOME	**678**	599	13	384	77
	Operating Margin	**5.7%**	5.4%		3.3%	
	EBITDA	**1,044**	977	7	742	41
	EBITDA Margin	**8.8%**	8.8%		6.3%

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative and quantitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and the Purposes of the Same.

Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat, natural gas and diesel, and has also entered into financial instruments such as interest rate swaps and foreign exchange financial instruments (F/X).

Gruma's policies regarding financial instruments generally allow entering into commodity swaps for hedging purposes.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using the standard International Swaps and Derivatives Association, Inc. (''ISDA'') forms and agreements.

B. Generic Description of Valuation Techniques.

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are registered at its estimated fair market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are included within the comprehensive income in stockholders equity, based on an evaluation of the effectiveness of such hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at their fair market value and the effects of these valuation changes are recognized in the income statement.

The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments to its estimated fair market value (mark-to-market). Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

Effectiveness of hedges is determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair market value are recognized in the operations results, within net comprehensive financing costs.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Requirements Derived from Derivative Financial Instruments.

There are potential liquidity requirements under our derivative financial instruments described in Section E below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Identified Risks.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist as an ordinary part of our business. As of March, 31st, 2011, the open positions of these instruments were valued at their fair market value. The financial instruments that qualified as hedges for accounting purposes represented a profit of $40,270 thousand pesos which was applied to the comprehensive income within stockholders equity. The financial instruments that did not qualify as hedges for accounting purposes represented a loss of $12,943 thousand pesos. The transactions concluded during the first quarter of 2011 represented a profit of $641 thousand pesos.

Gruma entered into certain foreign exchange derivative transactions, which as of March 2011 mainly involved peso/dollar exchange rate. The reasonable market value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

These foreign exchange derivative financial instruments were valuated to its estimated fair market value (mark-to-market). As of March 31st, 2011 there are no open positions of these instruments. The transactions concluded as of the end of the first quarter of 2011 regarding these instruments represented a profit of $38,351 thousand pesos.

The company has complied with all obligations under its derivative financial instruments agreements.

E. Quantitative Information.

Raw Materials Derivative Financial Instruments:

Summary of Raw Materials Financial Instruments
(Corn-Wheat)As of March 31st, 2011
Amounts in thousands of Pesos

The transactions concluded during the first quarter of 2011 regarding the corn and wheat raw materials derivative financial instruments represented a profit of $3,447 thousand pesos.

II. Sensibility Analysis

Raw Materials Derivative Financial Instruments

According to the position as of March 31st, 2011, an hypothetical 10 percent loss of the Bushel value would result in an additional adverse effect of $43,921 thousand pesos. This sensitivity analysis is determined based on the underlying assets values obtained from the valuation performed as of March 31st, 2011.

Sensibility Analysis
Regarding the Position in Raw Material Derivative Instruments(Corn-Wheat)
As of March 31st, 2011
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in thousands of pesos